September 21, 2009

Mail Stop 3561

Jean Pomerleau
President and Director
Uventus Technologies Corp
135-998 Aram Building 2nd Floor
931-21 Deachi 4 Dong
Gangnam-Gu, Seoul, Korea

RE: Uventus Technologies Corp
File No. 000-52892
Form 8-K: Filed August 7, 2009

Dear Mr. Pomerleau:

        We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Patrick Kuhn
Staff Accountant